SWCD LLC dba Campfire Capital

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	69,667
Adjustments to reconcile net income to net cash provided for operating activities:		
Depreciation		803
Accounts receivable		2,900
Prepaid expenses		(352)
Accounts payable and accrued expenses		8,889
Net cash provided for operating activities		81,907
Cash flows from financing activities:		
Distributions to members		(22,500)
Net cash used for financing activities		(22,500)
Net increase in cash during the year		59,407
Cash, beginning of year		27,141
Cash, end of year	$	86,548

See notes to financial statements